

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2020

Gregory K. Chow
Chief Financial Officer
Aptose Biosciences Inc.
251 Consumers Road, Suite 1105
Toronto, Ontario, Canada M2J 4R3

>  **Re: Aptose Biosciences Inc.**
>      **Registration Statement on Form S-3**
>      **Filed December 27, 2019**
>      **File No. 333-235730**

Dear Mr. Chow:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Ada D. Sarmento at 202-551-3798 with any questions.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences

cc:    Daniel M. Miller, Esq.